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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. _________)*


                         ADVANCED MATERIALS GROUP, INC.
- --------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                                  COMMON STOCK
- --------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                          COMMISSION FILE NO. 0-16401
- --------------------------------------------------------------------------------
                                (CUSIP NUMBER)

             RICHARD H. PICKUP, C/O WEDBUSH MORGAN SECURITIES, INC.
                       610 NEWPORT CENTER DR., SUITE 1300
               NEWPORT BEACH, CALIFORNIA, 92660 -- (714) 759-1311
- --------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                AUGUST 17, 1997
- --------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Com. File No. 0-16401    SCHEDULE 13D     Page   2   of   7    Pages
         ----------------------                          -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Dito-Caree, LP, a Nevada limited partnership --
          Tax I.D. No. 88-0302506
          Richard H. Pickup, an individual -- Social Security No. ###-##-####
          ---------------------------------------------------------------------
  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ x ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------
  (3)     SEC USE ONLY

          ---------------------------------------------------------------------
  (4)     SOURCE OF FUNDS*
          PF and WC
          ---------------------------------------------------------------------
  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------
  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION -- Dito-Caree, LP is a
          limited partnership organized under and pursuant to the laws of the State of Nevada. Richard H. Pickup is an individual maintaining his residence in the State of California and is a citizen of the U.S.
          ---------------------------------------------------------------------
                       (7)     SOLE VOTING POWER
                               Dito-Caree, LP -- 900,000 (plus rights to
  NUMBER OF                                      exercise warrants to acquire
   SHARES                                        an additional 430,096 shares
BENEFICIALLY                   Richard H. Pickup -- 0
  OWNED BY             --------------------------------------------------------
    EACH               (8)     SHARED VOTING POWER
  REPORTING                    NONE
   PERSON              --------------------------------------------------------
    WITH               (9)     SOLE DISPOSITIVE POWER
                               Dito-Caree, LP -- 900,000
                               Richard H. Pickup -- 0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               NONE
                       --------------------------------------------------------
 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Dito-Caree, LP -- 900,000
          Richard H. Pickup -- 0
          ---------------------------------------------------------------------
 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [  ]

          ---------------------------------------------------------------------
 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Dito-Caree, LP -- 10.64%
          Richard H. Pickup -- 0%
          ---------------------------------------------------------------------
 (14)     TYPE OF REPORTING PERSON*
          Dito-Caree, LP -- PN
          Richard H. Pickup -- IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER

        This Schedule 13D relates to shares of Common Stock ("Shares") of Advanced Materials Group, Inc., a Nevada corporation ("AMG") whose executive offices are located at 20211 South Susana Road, Rancho Dominguez, California 90221. Shares of AMG are traded on the NASDAQ over the counter National Market System under the trading symbol of ADMG.

ITEM 2. IDENTITY AND BACKGROUND

        This Schedule 13D is an original filing and is filed by Dito-Caree, LP, a Nevada limited partnership ("Caree"), and Richard H. Pickup, an individual ("Mr. Pickup"). It is acknowledged that Mr. Pickup controls Caree and, by reason of his control of Caree, it is acknowledged that Mr. Pickup is an affiliate of Caree, and, therefore, Caree and Mr. Pickup are acknowledged to be a "group" concerning the acquisition and holding of Shares, although no formal arrangement, agreement or understanding has been entered into between Mr. Pickup and Caree (nor any of the other individuals or entities identified herein) concerning the Shares.

        The filing of this Schedule 13D is to disclose the execution of an acquisition agreement dated the 13th day of August, 1997 (the "Acquisition Agreement") by and between Trilon Dominion Partners, LLC ("Trilon"), as Seller, and Timothy R. Busch, as Trustee of the Timothy R. Busch Living Trust, under Declaration of Trust dated September 7, 1983 ("Trust"), and the Trust's assignees and designees under the Acquisition Agreement including Caree. Said Acquisition Agreement (a copy of which is attached hereto as an exhibit) is subject to a number of contingencies and conditions, therefore, the 1,600,807 Shares to be transferred under the terms of the Acquisition Agreement (together with warrants as referenced within the Acquisition Agreement) shall not be transferred until the close of the acquisition transaction, which is anticipated to occur on or before September 15, 1997. Caree does anticipate the transaction will close and, upon the close of the transaction, Caree will acquire and own, as a designee of the Buyer under the Acquisition Agreement, 900,000 Shares, together with rights to warrants convertible into Shares, which warrants, if exercised, potentially would give to Caree the right to acquire an additional 430,096 Shares.

        Under the terms of the Acquisition Agreement with Trilon, a total of 1,600,807 total Shares are to be acquired, together with 900,065 warrants, upon payment of a total cash consideration of $2,921,162.25 (allocable $2,801,412.25 for the Shares and $119,750 for the warrants). In connection with such transaction, Caree shall acquire 900,000 Shares and 430,096 warrants, for a total consideration of $1,690,114. The balance of said Shares and warrants (consisting of 700,807 Shares and 469,969 warrants) shall be acquired by the Lenawee Trust ("Lenawee") (as identified in Item 3 hereinbelow), as assignee and designee of the Trust, and entities and individuals associated with (but not controlled by) Lenawee.

        None of the reporting entities currently own any Shares of AMG, however, upon acquisition of the Shares, it is anticipated the total holdings of Shares by Caree shall exceed 10% of the issued and outstanding Shares of AMG. This
Schedule 13D is being filed by the following individuals and entities:

                (a) Richard H. Pickup, an individual ("Mr. Pickup"). His business address is 610 Newport Center Drive, Suite 1300, Newport Beach, California 92660. Mr. Pickup beneficially owns no AMG Shares and it is not anticipated that he shall acquire any Shares as a result of the transaction with Trilon described herein. Although Mr. Pickup does not own, and it is not anticipated he shall, of record, beneficially own, any AMG Shares, he is deemed to control Caree.

                (b) Dito-Caree, LP ("Caree") is a Nevada limited partnership which currently owns no Shares, however, it is anticipated it will acquire the Shares and warrants specified hereinabove, including acquiring 900,000 Shares, upon the close of the anticipated transaction with Trilon. Caree was organized to transact business as a limited partnership within the State of Nevada and Caree's mailing address is 3753 Howard Hughes Parkway, Suite 200, Las Vegas, Nevada 89109. The current General Partner of Caree is Gamebusters, Inc., a Nevada corporation, whose business address is 3753 Howard Hughes Parkway, Suite 200, Las Vegas, Nevada 89109, with the officers being David B. Hehn, as President and Secretary/Treasurer, and the directors being David B. Hehn and Richard H. Pickup. All stock of Gamebusters, Inc. is controlled by Richard H. Pickup.

        Over the past five years, none of the filing persons, or any of the entities identified hereinabove, including any officer or director of any corporation identified herein, have (1) been convicted in a criminal proceeding, or (2) been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of or prohibitions or mandating activity subject to federal or state securities laws or finding any violations with respect to such laws.

        Although Richard H. Pickup is the controlling person of Caree, and it is acknowledged that he exercises sufficient control in order to consider Caree to be treated with Mr. Pickup as a "group," there exists no agreements or understandings, either in writing or orally, between Mr. Pickup and Caree concerning their Shares, nor the holding voting or acquisition or disposition of any Shares of AMG. Further, each of the reporting persons or entities herein disavows any instance as a group with any other party acquiring Shares as identified under Item 3 hereinbelow.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The transaction giving rise to this Schedule 13D filing involves the execution of an Acquisition Agreement with Trilon to purchase and acquire a total of 1,600,807 Shares of AMG upon the close of a purchase transaction memorialized in an agreement dated the 13th day of August, 1997 (a copy of which is attached hereto). It is anticipated that upon the close of that transaction, a total of 900,000 Shares shall be delivered to Caree and 700,807 Shares shall be delivered to Lenawee and related individuals (which trust it is acknowledged is an affiliate of and is controlled by Timothy R. Busch together with various individuals who are members of, employees of, or affiliated with The Busch Firm, Mr. Busch's law firm). Each share of Common Stock was acquired in connection with a transaction with Trilon at a purchase price (attributable both to the Shares and the additional warrants described in the Acquisition Agreement) approximately $1.75 per share, with total additional consideration of $119,750 being attributable to the acquisition of warrants described in the Acquisition Agreement (it is also anticipated that transactional expenses, including legal fees and other expenses incurred to document and complete the transaction and transfer the Shares from Trilon under the terms of the Acquisition Agreement, will approximate $85,000, which additional transactional expenses are to be shared on a pro rata basis among the purchasers of the Shares).

        The negotiation of the Acquisition Agreement and the transfer of Shares to be acquired by Caree shall be purchased in a private placement transaction as negotiated with Trilon. All funds used to acquire Shares shall be working capital of Caree or personal funds of Mr. Pickup.

        In addition to Caree, other individuals or entities which shall participate in the private purchase transaction under the Acquisition Agreement with Trilon, consist of Lenawee, with its Trustees being Gregory A. Busch and David Keligian, both of whom maintain offices at 2532 Dupont Drive, Irvine, California 92612, and the ultimate beneficiary of that Trust is acknowledged to be Timothy R. Busch, principal in The Busch Firm, a law firm maintaining offices at 2532 Dupont Drive, Irvine, California 92612. Lenawee, and certain other individuals or entities who are affiliated with or consultants to or associated with The Busch Firm, or members thereof, shall also acquire Shares under the Acquisition Agreement. Lenawee and those individuals associated with The Busch Firm shall acquire 700,807 Shares together with 469,969 warrants, Lenawee shall acquire the substantial portion of those Shares and warrants, with the balance of those Shares and warrants being acquired by members of The Busch Firm or related individuals designated as David B. Hehn, David Keligian, Gregory
A. Busch, George Mulcaire, Jim Scheinkman, Karen Busch, Four JM LLC (which entity has, as its ultimate member beneficiaries, John F. Moody, Joseph W. Moody; Jeffrey Moody and Jane Fowler), Clay Stevens, Steve Howard, Doug Stevens, Rudy Fuchs, John Savage, Sherrie Schaeffer, Dennis W. Harwood and Rick Weiner.

        Each of the filing persons specifically disaffirm the existence of any group, relationship, contracts, or agreements by and between Lenawee or any of the individuals named in the preceding paragraph who shall be acquiring Shares. Further, each of those individuals and entities identified shall acquire Shares directly from Trilon and no loans or contributions of funds as between any of the individuals identified as participating in the transaction and the filing persons shall exist, and no agreements or understandings are executed or entered into by and between Caree or Mr. Pickup and any of the individuals identified above. It is to be noted that Mr. Busch of The Busch Firm does act, from time to time, as legal counsel to Mr. Pickup and to Caree, however, and no agreements, understandings exist in relation to any holding or voting of the Shares to be acquired. Each of the filing persons herein specifically disaffirms the existence of any "group" for filing purpose under Section 13(d) of the Act existing as of the date of acquiring the Shares from Trilon and any other entity or individual identified herein is not acknowledged to be a member of any group with Mr. Pickup or Caree.

ITEM 4. PURPOSE OF TRANSACTION

        Each of the filing persons has purchased the Shares in AMG for investment purposes only and no agreement, formal or informal, written or oral, has been entered into by and between any of the filing persons concerning the formation of any group nor taking any form of group action. Certain representatives of Caree and Mr. Pickup have made inquiries of certain management personnel of AMG concerning business operations of AMG, however, no form of proposal, understanding or any other form of arrangements have been made, proposed or discussed during those conversations.

        None of the filing persons have entered into any commitment, understanding or binding obligation with one or more of the filing persons or any third persons concerning the acquisition and disposition of Shares. Rights of the filing persons shall include the making of further acquisitions of Shares from one or more sellers, either through open market purchases or in privately negotiated transactions, and in disposing of all or any portion of the Shares of AMG common stock held by all or any of the filing persons to one or more purchasers, either through open market or in privately negotiated transactions. None of the filing persons, including Mr. Richard H. Pickup, has any present plans in connection with any of the foregoing actions, nor any of those actions specified hereinbelow, however none of the foregoing or following actions by any of the filing persons can be ruled out in the future for either the short or long term.

        Further, none of the filing persons has any present plans or proposals which may relate to our result in:

        A. The acquisition or disposition by any person of any additional securities of the issue or the disposition of securities of the issuer.

        B. An extraordinary corporate transaction, such a merger, reorganization or liquidation involving the issuer or any of its subsidiaries.

        C. The sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

        D. A change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies upon the board (except to vote for directors as specified above).

        E. Any material change in the present capitalization or dividend policy of the issuer.

        F. Any material change in the issuer's business or corporate structure.

        G. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

        H. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

        I. Causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

        J.      Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        As of the date of this filing, none of the filing persons owns any Shares or securities of AMG. Upon satisfaction of the conditions under the Acquisition Agreement and the close of the transaction contemplated under the terms of the Acquisition Agreement, it is anticipated that each of the filing persons shall own the following Shares:

        (a) Richard H. Pickup, an individual, shall own none of the Shares or securities of AMG.

        (b) Dito-Caree, LP, a Nevada limited partnership, currently owns no Shares of AMG, however, upon the close of the transaction, it is contemplated that Caree shall own 900,000 Shares, plus rights to warrants representing a right to acquire an additional 430,096 Shares. It is anticipated that the Shares will be acquired upon the close of the transaction anticipated to occur on or before September 15, 1997, and a total consideration shall be paid by Caree to acquire said Shares (and warrants) in the sum of $1,690,114. Upon completion of the transaction, Caree's holdings of 900,000 Shares would represent approximately 10.64% of all outstanding Shares. The percentage of Caree's Shares are based upon a total of 8,460,000 Shares of Common Stock as reflected on AMG's most recent filings with the Securities and Exchange Commission.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        A copy of the contract dated the 13th day of August, 1997 by and between Trilon and Trust, under which Caree is entitled to receive Shares, is attached hereto as an exhibit. No other contract, arrangement, understanding or relationship exists with respect to the securities of AMG between any of the entities or persons disclosed herein or Richard H. Pickup.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Attached hereto as Exhibit 7.1 is a copy of the contract dated the 13th day of August 1997 by and between Trilon and the Trust.

                                   SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and current.

Dated:  September 5, 1997               DITO-CAREE, LP, a Nevada
                                        limited partnership


                                        By:  GAMEBUSTERS, INC.
                                             a Nevada corporation
                                             Its General Partner


                                             By:            [SIG]
                                                --------------------------------
                                                 David B. Hehn
                                                 President



                                        RICHARD H. PICKUP


                                               /s/ RICHARD H. PICKUP
                                           ----------------------------------
                                               Richard H. Pickup
                                               An individual





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